Exhibit 11
Nano-Proprietary, Inc.
Computation of Income (Loss) Per Share

	Three Months ended Sept. 30,		Nine Months ended Sept. 30,
	2006	2005	2006	2005

Computation of loss per common share:

Net loss applicable to common shares	$(1,913,038)	$(1,516,913)	$(5,110,787)	$(4,258,316)

Weighted average number of common shares	101,862,093	99,179,808	100,469,473	98,729,768

Net income (loss) per common share	$(0.02)	$(0.02)	$(0.05)	$(0.04)

Computation of income ( loss ) per common
share assuming full dilution**

** No computation of diluted loss per common share is included for any period because such computation results in an antidilutive loss per common share.